LARGO INC.

Voting Results for the Annual and Special Meeting of Shareholders Held on June 30, 2022

To: The Canadian securities regulatory authorities

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders (the "Meeting") of Largo Inc. (the "Corporation") held on June 30, 2022. Shareholders holding an aggregate of 50,187,930 common shares (77.42% of the outstanding common shares) were present or represented by proxy at the Meeting. The results of the voting are set out below.

Number of Directors

At the Meeting, the shareholders passed a motion that the number of board of directors of the Corporation be set at six (6) directors to hold office until the next annual meeting of shareholders.

Votes For	%	Votes Against	%	Not Voted
40,912,418	97.788	925,625	2.212	8,347,680

Election of Directors

At the Meeting, management of the Corporation presented to the shareholders its nominees for directors. The following individuals were elected as directors until the next annual general meeting of the Corporation or until their successors are elected or appointed.

Director Nominee	Votes For	%	Votes Withheld	%
Alberto Arias	34,878,708	83.366	6,959,335	16.634
David Brace	40,541,092	96.900	1,296,951	3.100
Jonathan Lee	39,662,307	94.800	2,175,736	5.200
Paulo Misk	40,667,237	97.202	1,170,806	2.798
Daniel Tellechea	40,197,587	96.079	1,640,456	3.921
Koko Yamamoto	40,185,549	96.050	1,652,494	3.950

Appointment of Auditors

At the Meeting, the shareholders re-appointed KPMG LLP as the Corporation's auditors and authorized the directors to fix the auditors' remuneration.

Outcome	Votes For	%	Votes Withheld	%
Approved	50,050,154	99.730	135,569	0.270